UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 001–07964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOBLE ENERGY, INC.
401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOBLE ENERGY, INC.
1001 Noble Energy Way
Houston, Texas 77070

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee and Plan Participants
Noble Energy, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Noble Energy, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.
We have served as the Plan’s auditor since 2015.

Houston, Texas
June 18, 2019

Noble Energy, Inc. 401(K) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value (Note 3)	$444,611,416	$472,427,930
Receivables
Employer's contributions	18,754,803	17,992,816
Receivable from Clayton Williams Energy, Inc. 401(k) Plan and Trust	—	26,449,672
Notes receivable from participants	6,861,874	6,587,150
Total receivables	25,616,677	51,029,638
Net Assets Available for Benefits	$470,228,093	$523,457,568

The accompanying notes are an integral part of these financial statements.

Noble Energy, Inc. 401(K) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2018
Additions
Investment Income (Loss)
Net depreciation in fair value of investments	$(68,950,349)
Dividends	24,830,445
Interest from other investments	546,720
Net Investment Loss	(43,573,184)
Interest income on notes receivable from participants	254,698
Contributions
Participants	21,825,725
Rollover	4,302,739
Employer, net of forfeitures	31,386,548
Total Contributions	57,515,012
Total Additions	14,196,526
Deductions
Benefits paid to participants	67,388,249
Administrative expenses	37,752
Total Deductions	67,426,001

Net Decrease in Net Assets Available for Benefits	(53,229,475)
Net Assets Available for Benefits
Beginning of year	523,457,568
End of year	$470,228,093

The accompanying notes are an integral part of these financial statements.

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

Note 1. Description of the Plan
The following description of the Noble Energy, Inc. 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Noble Energy, Inc. 401(K) Plan is a defined contribution plan covering certain employees of Noble Energy, Inc. and its wholly owned subsidiaries (collectively referred to as the Company or Noble Energy). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
In April 2017, the Company acquired Clayton Williams Energy, Inc. On December 29, 2017, the Clayton Williams Energy, Inc. 401(K) Plan and Trust (the Clayton Williams Energy Plan) was merged into the Plan. The investment assets were liquidated on December 29, 2017 and received by the Plan on January 2, 2018, thus a receivable of $26,449,672 is included in the statements of net assets available for benefits as of December 31, 2017. In January 2018, all participants of the Clayton Williams Energy Plan became participants of the Plan.
Contributions
Employees are eligible to participate in the Plan on the first day of employment. Participants may defer up to 50% of their base compensation, including overtime, subject to the annual limitation established by the Internal Revenue Service (IRS) of $18,500 in 2018 and $18,000 in 2017. The Company’s matching contribution percentage is 100% of the participant’s deferrals up to 6% of the participant’s base compensation and is funded subsequent to each pay period. Participants who are age 50 or older at the end of the calendar year are eligible to defer additional catch-up contributions, subject to certain IRS limits ($6,000 in 2018 and 2017). In addition, participants may contribute amounts representing rollovers from other qualified plans. The Company does not match rollovers or catch-up contributions.
A profit sharing provision was introduced for participants hired after April 30, 2006 and employed by the Company on the last day of the plan year. The profit sharing contribution is calculated based upon the following percentages of a participant’s base compensation, including overtime, while a covered employee during that year:

	Percentage of Base Compensation while a Covered Employee that was Below the Social Security	Percentage of Base Compensation while a Covered Employee that was Above the Social Security
Age of Participant	Wage Base	Wage Base
Under 35	4%	8%
At least 35 but under 48	7%	10%
At least 48	9%	12%
In 2013, the Company terminated its defined benefit plan. As a result, the Plan was amended so that former participants of the defined benefit plan would be eligible to receive profit sharing contributions beginning in 2014. In addition, the Plan was also amended to provide transition contributions, beginning in 2014, for eligible employees who were part of the Company's defined benefit plan. Those employees that were participants in the defined benefit plan that have less than 20 years of service with the Company will receive an additional 6% contribution (Transition Contribution) each year employed by the Company for the lesser of 10 years or until the employee reaches 20 years of service.
Participant Account
Participating employees have an option as to the manner in which their employee and employer contributions may be invested. Participants may direct their accounts into various mutual funds, Noble Energy common stock, a common collective trust fund, as well as other publicly traded securities through a self-directed brokerage feature. Participant accounts are valued daily. Allocations of net earnings are based on account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Termination
The Plan is intended to continue indefinitely; however, the right to terminate participation in the Plan is reserved to each participating company. Upon termination or permanent suspension of contributions with respect to all or any one of the participating companies, the accounts of all participants affected thereby will become fully vested, and the balances in their accounts will be distributed in accordance with the provisions of the Plan, as determined by the Noble Energy Employee Benefits Committee (the Committee).

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

In 2015, the Plan was amended to provide for fully vesting of accounts if an employee is terminated as part of a Company designated reduction in force event or change in control. During 2017 and 2016, the Company experienced designated reduction in force events and pursuant to the Plan amendment, all active participants of the Plan that were terminated as a result of the events were made fully vested, if they were not already fully vested. There were no designated reduction in force events during 2018.
Vesting
Participants are immediately vested in their pretax contributions, transition contributions, and rollover contributions. Participants become fully vested in employer matching contributions in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 1 year	None
At least 1 but less than 2 years	34%
At least 2 but less than 3 years	67%
3 or more years	100%
Participants become fully vested in the profit sharing contribution in accordance with the following schedule:

Period of Service	Vested
Completed by Participant	Percentage
Less than 3 years	None
3 or more years	100%
The Plan also provides for participants to be fully vested upon death, permanent disability or completion of an hour of service on or after the participant’s 65th birthday.
Benefits Paid to Participants
Distributions are made in lump-sum payments, at the request of the participant, after termination of employment. While employed, a participant may make withdrawals from his or her employer or employee contribution accounts (as allowed under IRS regulations) subject to certain restrictions described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates a financial hardship. The Plan requires automatic cash outs of account balances less than $1,000 upon termination of employment.
Notes Receivable from Participants
A participant may borrow from the Plan up to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous 12 months or one-half of the participant’s vested account balance. Interest is charged at the current prime rate. Interest rates on outstanding loans as of December 31, 2018 ranged from 3.25% to 8.00% and loans are required to be repaid within five years through payroll deductions. Maturity dates on loans outstanding as of December 31, 2018 ranged from January 7, 2019 to December 23, 2023. Repayments of principal and interest are credited to the borrowing participant’s account. Participants may have a maximum of two loans outstanding at a time.
Plan Administration
The Plan is administered by the Committee. The investment options available under the Plan (other than Noble Energy common stock and those selected by a participant under the Plan’s self-directed brokerage feature) are recommended by a professional investment advisory firm appointed by the Committee. Fidelity Management Trust Company (the Trustee) serves as Trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. is the record keeper.
Noble Energy Common Stock Voting Rights
Each participant is entitled to exercise voting rights attributable to the Noble Energy common stock in his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

Note 2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (US GAAP).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Employee Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. Investments traded on national securities exchanges are valued at closing prices on the last business day of the year. Cash is valued at cost, which approximates fair value. See Note 3. Fair Value Measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.
Expenses of the Plan
Certain Plan administration expenses, such as loan maintenance fees and check fees, are charged to and paid by the participants requesting the transaction. At the discretion of the Company, all other administrative expenses or fees are paid by either the Plan or the Company. Investment related expenses are included in net appreciation in fair value of investments.
Benefit Payments
Benefits are recorded as paid.
Forfeitures
When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The non-vested percentage of the Company’s matching and profit sharing contributions become a forfeiture upon participant termination for reasons other than retirement, death or permanent disability. The forfeiture balance as of December 31, 2018 and 2017 was $87,024 and $2,424, respectively. Certain forfeitures are used to restore certain amounts to the accounts of rehired participants and to reduce the Company’s future contributions. Forfeitures utilized to reduce contributions were $802,540 in 2018.
New Accounting Pronouncements/Accounting Changes
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements. The ASU modifies the disclosure requirements on fair value measurements in Accounting Standards Codification Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this Update and delay the adoption of the additional disclosures until the effective date. The Company has elected to early adopt this ASU; however, it did not have an impact on the Plan’s financial statements.
Plan Management’s Review of Subsequent Events
The Plan has evaluated subsequent events through June 18, 2019, the date the financial statements were available to be issued.

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

Note 3. Fair Value Measurements
US GAAP for fair value measurements establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:
Interest bearing cash, mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds, and common stock. The fair values are based on quoted market prices. Other investments classified as Level 1 include corporate and government bonds, and other investments classified as Level 2 include rights, warrants, options and other units.
Common collective trust funds – The Fidelity Managed Income Portfolio II fund is valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.
Fair value information for investments that are measured at fair value on a recurring basis is as follows:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value Measurement
December 31, 2018
Mutual Funds	$373,311,791	$—	$—	$373,311,791
Noble Energy Common Stock	33,801,121	—	—	33,801,121
Self-Directed Brokerage Account	2,992,455	4,015,505	—	7,007,960
Money Market Funds	1,195,821	—	—	1,195,821
Total Assets in the Fair Value Hierarchy	$411,301,188	$4,015,505	$—	$415,316,693
Investments Measured at Net Asset Value:
Common Collective Trust Funds				29,294,723
Total Investments, at Fair Value				$444,611,416

December 31, 2017
Mutual Funds	$373,315,946	$—	$—	$373,315,946
Noble Energy Common Stock	57,353,137	—	—	57,353,137
Self-Directed Brokerage Account	6,045,339	6,129,209	—	12,174,548
Money Market Funds	2,467,452	—	—	2,467,452
Total Assets in the Fair Value Hierarchy	$439,181,874	$6,129,209	$—	$445,311,083
Investments Measured at Net Asset Value:
Common Collective Trust Funds				27,116,847
Total Investments, at Fair Value				$472,427,930

Noble Energy, Inc. 401(K) Plan
Notes to Financial Statements
For the Years Ended December 31, 2018 and 2017

Note 4. Investments
During 2018 and 2017, the Plan held an interest in the Fidelity Managed Income Portfolio II fund. This fund is a common collective trust fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. This fund invests in investment contracts issued by insurance companies and other financial institutions (wraps), fixed income securities, and money market funds. The fair value of the fund is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of underlying wrap contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities. As of December 31, 2018 and 2017, there were no reserves against the wrap contracts’ carrying values due to minimal credit risks of the issuers. Interest rates are reviewed on a monthly basis for resetting. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II fund. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II fund or the administration of the Fidelity Managed Income Portfolio II fund, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the Internal Revenue Code of 1986, as amended (IRC). Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.
Approximately 7% and 11% of the Plan’s net assets were invested in Noble Energy common stock as of December 31, 2018 and 2017 respectively.
Note 5. Tax Status
The IRS has determined and informed the Company by a letter dated August 13, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6. Party-in-Interest Transactions
The Plan allows for investment in Noble Energy common stock. The Company is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions.  Total net assets invested in Noble Energy common stock were $33,801,121 and $57,353,137 as of December 31, 2018 and 2017, respectively.
The Plan also invests in money market funds, a common collective trust fund and mutual funds issued by an affiliate of the Trustee; therefore, these transactions qualify as party-in-interest transactions. Total net assets invested in Fidelity funds and cash accounts were $262,376,675 and $259,961,270 as of December 31, 2018 and 2017, respectively.
The above transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.
Note 7. Risks and Uncertainties
The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Noble Energy, Inc. 401(K) Plan
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost (1)	e. Current Value
	Common Collective Trust Funds
*	Fidelity Managed Income Portfolio II	Common collective trust fund	$—	29,294,723
	Total Common Collective Trust Funds		$—	$29,294,723

	Mutual Funds
	American Funds Growth Fund of America (Class A Shares)	Mutual fund	$—	$33,204,409
	Artisan Mid Cap Institutional	Mutual fund	—	13,053,976
	Dimensional Fund Advisors Small Cap I Fund	Mutual fund	—	14,768,436
	Dodge & Cox Income Fund	Mutual fund	—	20,411,616
	Dodge & Cox Stock Fund	Mutual fund	—	26,072,987
*	Fidelity Diversified International K Fund	Mutual fund	—	16,074,332
*	Fidelity Extended Market Index Fund	Mutual fund	—	3,276,289
*	Fidelity Freedom Income Fund IPR	Mutual fund	—	1,284,072
*	Fidelity Freedom 2005 Fund IPR	Mutual fund	—	330,506
*	Fidelity Freedom 2010 Fund IPR	Mutual fund	—	1,105,773
*	Fidelity Freedom 2015 Fund IPR	Mutual fund	—	3,516,580
*	Fidelity Freedom 2020 Fund IPR	Mutual fund	—	16,903,141
*	Fidelity Freedom 2025 Fund IPR	Mutual fund	—	17,245,063
*	Fidelity Freedom 2030 Fund IPR	Mutual fund	—	22,991,214
*	Fidelity Freedom 2035 Fund IPR	Mutual fund	—	16,863,580
*	Fidelity Freedom 2040 Fund IPR	Mutual fund	—	21,035,279
*	Fidelity Freedom 2045 Fund IPR	Mutual fund	—	22,698,838
*	Fidelity Freedom 2050 Fund IPR	Mutual fund	—	19,006,420
*	Fidelity Freedom 2055 Fund IPR	Mutual fund	—	9,706,136
*	Fidelity Freedom 2060 Fund IPR	Mutual fund	—	645,751
*	Fidelity Puritan K Fund	Mutual fund	—	13,849,716
*	Fidelity Total Market Index Fund	Mutual fund	—	3,170,759
	Harbor Emerging Markets Equity Fund Retirement Class	Mutual fund	—	1,558,395
	Natixis Funds Trust II Vaughan Nelson Value Opportunity Fund Class N	Mutual fund	—	9,068,633
	PRIMECAP Odyssey Stock Fund	Mutual fund	—	17,834,476
*	Spartan US Equity Index Fund	Mutual fund	—	40,488,712
	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund	—	3,637,964
	Vanguard Total International Stock Index Fund Admiral Shares	Mutual fund	—	3,508,738
	Total Mutual Funds		$—	$373,311,791

	Common Stocks
*	Noble Energy, Inc.	Common stock	$—	$33,801,121
	Total Common Stocks		$—	$33,801,121

Noble Energy, Inc. 401(K) Plan
EIN: 73-0785597 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

	Money Market Funds
*	Fidelity Retirement Govt. Money Market	Money market fund	$—	$1,195,821
	Total Money Market Funds		$—	$1,195,821

*	Brokerage link	Self-directed brokerage account	$—	$7,007,960
		Total Investments	$—	$444,611,416

*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 8.00%; maturity dates ranging from January 7, 2019 through December 23, 2023	$—	$6,861,874
			$—	$451,473,290
* Represents party-in-interest
(1) Historical cost information has been omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBIT

Exhibit number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOBLE ENERGY, INC. 401(K) PLAN

Date:	June 18, 2019	By:	/s/ Kenneth M. Fisher
Kenneth M. Fisher,
Executive Vice President, Chief Financial Officer